Issuer Free Writing Prospectus dated April 12, 2012

Filed Pursuant to Rule 433

Registration No. 333-180384

(Relating to Preliminary Prospectus Supplement dated April 11, 2012)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated April 5, 2012, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from the offices of Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, at 520 Madison Avenue, 12th Floor, New York, NY 10022, or by telephone at 877-547-6340 or by email at Prospectus_Department@Jefferies.com or from Barclays Capital Inc., c/o Broadridge Financial Solutions, at 1155 Long Island Avenue, Edgewood, NY 11717, or by calling 1-888-603-5847 or by emailing Barclaysprospectus@broadridge.com. References herein to “we,” “us,” “our” and “Pacira” refer to Pacira Pharmaceuticals, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Pacira Pharmaceuticals, Inc. (NASDAQ: PCRX)

Common stock offered by Pacira

6,000,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 900,000 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common stock to be outstanding after the offering	31,339,038 shares, based on 25,339,038 shares outstanding as of December 31, 2011, which does not include, as of that date:

	•	2,337,017 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2011 at a weighted-average exercise price of $3.92 per share;

	•	527,656 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2011 at a weighted-average exercise price of $10.22 per share;

	•	an aggregate of 33,050 additional shares of common stock available for future issuance under our equity compensation plans; and

	•	202,850 shares of common stock issuable upon the exercise of outstanding stock options that we granted after December 31, 2011 at a weighted-average exercise price of $10.37 per share.

Public offering price	$9.75 per share.

Net proceeds to Pacira

$54.6 million (or approximately $62.9 million if the underwriters exercise their option to purchase additional shares from us in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

Based on the public offering price of $9.75 per share and after giving effect to the sale of common stock in this offering, our as adjusted net tangible book value would have been $97.7 million, or $3.12 per share, as of December 31, 2011. This represents an immediate increase in net tangible book value to existing stockholders of $1.42 per share and an immediate dilution in net tangible book value of $6.63 per share to investors purchasing in this offering at the public offering price.

Pricing date	April 12, 2012.

Closing date	April 17, 2012.

Joint book-running managers	Jefferies & Company, Inc. and Barclays Capital Inc.

Co-Managers	Piper Jaffray & Co., Wedbush Securities Inc. and Brean Murray, Carret & Co., LLC